UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      June 11, 2006

Mr. Bradley C. Barron
Vice President - General Counsel and Secretary
Valero GP Holding, LLC
One Valero Way
San Antonio, Texas 78249


      Re:	Valero GP Holdings, LLC
		Amendment No. 1 to Registration Statement on Form S-1
      Filed May 19, 2006
		File No. 333-132917

Dear Mr. Barron:

      We have reviewed the response letter dated May 19, 2006, and the filing, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary of Conflicts of Interest, page 14

1. We note your response to comment 7. We also note your disclosure that "Valero Energy currently intends to reduce and ultimately sell all its ownership interest in [you], pending market conditions."
Please, by way of example, describe the type of market conditions that may prompt Valero Energy`s divestiture.



Risk Factors, page 21

Our company will initially only have three directors ..., page 29

2. We note your response to comment 18. Please discuss why government rating agencies might view negatively the small size of the board and the two-director quorum.

Liquidity and Capital Resources, page 82

3. We note your response to comment 29 and reissue the comment in part. Please disclose whether you anticipate further lowering of the incentive distribution rights.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 67

Valero, L.P., page 72

Other, page 91

4. We note that if Valero Energy or an investment grade entity`s ownership interest in the registrant decreases below 51%, the indentures for Valero Logistic Operations` senior notes require Valero
Logistic to offer to repurchase the outstanding senior notes. Please disclose, if known, the risks that the note holders intended to deflect by including such requirement in the indentures.

* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned, at (202) 551-3685 with any questions.
      				Sincerely,


      					Tangela Richter
      Branch Chief

      cc: 	VIA FACSIMILE
		Gislar Donnenberg
      Andrews Kurth LLP
Mr. Bradley C. Barron
Valero GP Holding, LLC
June 11, 2006
Page 1